UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 000-56380

ZRCN INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	83-2756695
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1580 Dell Avenue, Campbell, CA 95008	(408) 963-4550
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

165 Broadway, FL 23, New York, NY 10006
(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: April 27, 2023

ZRCN INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

April 27, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ZRCN INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to ZRCN Inc., f/k/a Harmony Energy Technologies Corp.

INTRODUCTION

This Information Statement is being mailed on or about April 27, 2023 to the holders of record at the close of business on April 14, 2023 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of ZRCN Inc. f/k/a Harmony Energy Technologies Corp.., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company. On April 14, 2023 (the “Closing Date”), the Company consummated the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) with Zircon Corporation, a California corporation (“Zircon”) and ZRCN, Inc., a California corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which the Merger Sub was merged with and into Zircon (the “Merger”), with Zircon surviving the Merger as a wholly-owned subsidiary of the Company. A copy of the Merger Agreement is attached as an exhibit to a Current Report on Form 8-K filed by the Company on April 19, 2023.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The directors of the Company are currently John Stauss, who was appointed concurrent with closing of the Merger. Christian Guilbaud and Kenneth Charles (KC) Grainger resigned as directors concurrent with the consummation of the Merger. Pursuant to the Merger Agreement, two individuals, Ronald Bourque and Robert Wyler, each of whom is a current director of Zircon, will become directors of the Company.

The change in the Company’s Board of Directors is expected to occur ten days after transmission of this Information Statement to all holders of record of our common stock.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 200,000,000 shares of Common Stock, of which 198,964,500 shares of Common Stock were issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

Stock Ownership of certain beneficial Owners and Management Before Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 13, 2023, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our executive officers and (iii) all executive officers and directors as a group.

Unless otherwise indicated, the business address of each person listed is in care of Harmony Energy Technologies Corp.., 165 Broadway, FL 23, New York, NY 10006.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Beneficial Ownership(2)
Directors and Officers:
Rui Zhu	2,060,000	9.74%
Christian Guilbaud	1,436,333	6.79%
Fleming Huang	1,185,147	5.60%
KC Grainger	51,000	0.24%
Officers and directors as a group (4 persons)	4,732,480	22.37%

Other beneficial shareholders (5% or more)
Nick Zeng	5,447,237	25.75%
Dongqing Liu	1,678,000	7.93%
Juntao Zheng	1,140,000	5.39%
Wei Zhang	1,080,000	5.11%
Subtotal	9,345,237	44.17%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2) Based upon 21,155,079 common shares issued and outstanding.

Stock Ownership of Principal Owners and Management Following the Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 14, 2023, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our executive officers and (iii) all executive officers and directors as a group.

Unless otherwise indicated, the business address of each person listed is in care of ZRCN Inc., 1580 Dell Avenue, Campbell, CA 95008.

	Beneficial Ownership
Name of Beneficial Owner	Shares (1)	%(2)
Greater than 5% Stockholders:
Stauss 2014 Revocable Trust (3)	79,802,655	40.11%
Kurt Stauss	35,467,847	17.83%
Eric Stauss	35,467,847	17.83%
Current Executive Officers and Directors:
John Stauss (3)	79,802,655	40.11%
Ronald Bourque	0	*
Robert Wyler	26,600,884	13.37%
All current executive officers and directors as a group (3 persons)	106,403,539	53.47%

*Less than 1%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.
(2)	Based on 198,964,500 shares issued and outstanding.
(3)	John Stauss, as trustee of the Stauss 2014 Revocable Trust has the voting power to vote and dispose of the shares held in such trust.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors appointed John Stauss as a director concurrent with the closing of the Merger and has appointed Ronald Bourque and Robert Wyler as new members of the Board of Directors to take effect ten days after transmission of this Information Statement to all holders of record of our common stock. Kenneth Charles Grainger and Christian Guilbaud resigned as directors of the Company concurrent with the closing of the Merger. Additionally, Kenneth Charles Grainger and Demin (Fleming) Huang resigned as the Chief Executive Officer and Chief Financial Officer of the Company, respectively concurrent with the closing of the Merger. The Company’s Board of Directors appointed John Stauss as the Company’s Chief Executive Officer, Ronald Bourque as the Company’s President, Chief Operating Officer and Chief Financial Officer and Robert Wyler as the Company’s General Counsel and Secretary.

Under the terms of the Merger Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of three directors, all of whom shall be appointed by Zircon, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Certificate of Incorporation and Bylaws, as the case may be.

Directors and officers following the Transaction

Name	Age	Position
John Stauss	65	Chief Executive Officer, Chairman and Director
Ronald Bourque	72	Chief Operating Officer, Chief Financial Officer and President
Robert Wyler	79	General Counsel, Secretary and Director

John Stauss, age 65, was appointed on April 13, 2023, to serve as our Chief Executive Officer, Chairman and a Director, effective immediately. Mr. Stauss originally joined Zircon in 1984 as Operations Manager. In 1989, he was promoted to President where he served in that capacity until 2000. Mr. Stauss stepped down as President but remained a Director of the company from 2000 – 2006. In 2006, John returned to Zircon as its Chairman and CEO, where he has continually sought to set broad performance objectives for the Zircon to deliver excellence with a high degree of focus on consistent profitability, technical superiority, intellectual property development, industrial design and industry-leading vendor and end-user support. Mr. Stauss graduated from Homestead Highschool in 1975 and Cal Poly, San Luis Obispo with a Bachelors in Biochemistry in 1982 and a Masters in Business Administration (MBA) in 1984.

Ronald Bourque, age 72, was appointed on April 13, 2023, to serve as our Chief Financial Officer and President, effective immediately. Mr. Bourque was also appointed to serve as a director of the Company, subject to compliance with Rule 14f-1 under the Exchange Act. Mr. Bourque joined Zircon in 1985 and is the company’s Chief Operating Officer and President. Ron is responsible for all facets of the company’s operations, including management of all critical finance and production related activities, such as procurement, inventory, HR, facilities management, sales and customer service, as well as all F, P & A functions, audit, A/R, A/P and manufacturing operations. Prior to Zircon, Mr. Bourque held various senior management roles with high volume electronic and electronic hand-tool manufacturers. Mr. Bourque received a Bachelor of Science with a concentration in management and a minor in accounting, from San Jose State University in June, 1975. He earned his Masters in Business Administration (MBA) from San Jose State University in 1984. Ron also served in the US Navy from 1968 – 1972, where he received a Letter of Commendation and was honorably discharged. Mr. Bourque is a Vietnam veteran.

Robert Wyler, age 79, was appointed on April 13, 2023, to serve as our General Counsel and Secretary, effective immediately. Mr. Wyler was also appointed to serve as a director of the Company, subject to compliance with Rule 14f-1 under the Exchange Act~~.~~. Mr. Wyler is a co-Founder of Zircon Corporation and is currently Vice President and Secretary, as well as the company’s General Counsel and a Director. Bob has served in various senior leadership and legal roles with domestic and international technology companies, including Varian Associates, a public company based in Palo Alto and Litronix, Inc. of Cupertino, CA., where he was responsible for supervision and management of all of the company’s legal matters both in the US and also across Litronix’s international operations in Europe, Malaysia, Singapore and Mauritus. Mr Wyler received a Bachelor of Science in Mechanical Engineering from Stanford University in 1965, and a Juris Doctorate (JD) from Hastings College of Law in San Francisco in 1968.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Corporate Governance

Term of Office

Each director of our Company is to serve for a term of one year ending on the date of subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors is to elect our officers and each officer is to serve until his successor is elected and qualified or until his death, resignation or removal.

Committees of the Board

Audit Committee

Pursuant to Section 4.2 of the Bylaws, the Board may, by resolution passed by a majority of the entire Board, designate one or more committees.

Nominating and Compensation Committees

We do not have a standing nominating and compensation committee. Rather, our Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

Code of Ethics

We have not adopted a code of ethics because our Board of Directors believes that our small size does not merit the expense of preparing, adopting and administering a code of ethics. Our Board of Directors intends to adopt a code of ethics when circumstances warrant.

EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our named executive officers paid by us during the last five years.

Summary Compensation Table

		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Totals
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Nick Zeng,	2022	-	-	-	-	-	-	54,000	54,000
Former CEO and President	2021	-	-	110,000	-	-	-	72,000	182,000
	2020	-	-	100,000	-	-	-	72,000	172,000
	2019	-	-	-	-	-	-	72,000	72,000
	2018	-	-	-	-	-	-	-	-

Kenneth Charles Grainger,	2022	-	-	-	-	-	-	-	-
President & CEO	2021	-	-	1,000	-	-	-	-	1,000
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-

Demin (Fleming) Huang,	2022	-	-	-	-	-	-	48,000	48,000
CFO	2021	-	-	10,000	-	-	-	48,000	58,000
	2020	-	-	20,000	-	-	-	48,000	68,000
	2019	-	-	-	-	-	-	36,000	36,000
	2018	-	-	-	-	-	-	-	-

Christian Guilbaud,	2022	-	-	-	-	-	-	-	-
Director	2021	-	-	12,000	-	-	-	-	12,000
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-

Rui Zhu,	2022	19,316	-	36,000					55,316
Director, GM of Smarten	2021	10,073	-	151,000	-	-	-	-	161,073
	2020	-	-	10,000	-	-	-	-	10,000
	2019	-	-	-	-	-	-	-	-
	2018	-		-	-	-	-	-	-

Narrative Disclosure to Summary Compensation Table

Outstanding Equity Awards at Fiscal Year-End

Other than as discussed above, no executive officer received any equity awards, or holds exercisable or unexercisable options, as of the years ended December 31, 2022, 2021 and 2019.

Long-Term Incentive Plans

There are no arrangements or plans in which the Company would provide pension, retirement or similar benefits for our director or executive officer.

Compensation Committee

The Company currently does not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as Directors. The Board of Directors has the authority to fix the compensation of Directors. No amounts have been paid to, or accrued to, Directors in such capacity.

Director Independence

The Board of Directors is currently composed of two members, which are Christian Guilbaud and Kenneth Charles Grainger. Mr. Grainger does not qualify as independent in accordance with the published listing requirements of the NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, such as that the Director is not, and has not been for at least three years, one of the Company’s employees and that neither the Director, nor any of his family members has engaged in various types of business dealings with us.

Security Holders Recommendations to Board of Directors

The Company welcomes comments and questions from the shareholders. However, while the Company appreciates all comments from shareholders, it may not be able to individually respond to all communications.

Employment Agreements

Prior to the Transaction, the Company had 2 Engagement Agreements with its named executive officers or directors, copies of the agreements is filed as Exhibit 10.1, and 10.2 to the Company’s annual report on form 10-K.

Equity Compensation Plans

We have a Company Stock Option Plan but have not yet granted any stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, since January 1, 2020, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

(i)	Any director or executive officer of our Company;

(ii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iii)	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons, and any person (other than a tenant or employee) sharing the household of any of the foregoing persons.

During the year ended December 31, 2022, the Company settled accounts payable with former CEO for an aggregate amount of $54,000 by issuing 540,000 common shares.

Review, Approval and Ratification of Related Party Transactions

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ZRCN INC.

Dated: April 27, 2023

By:	/s/ John Stauss
John Stauss
Chief Executive Officer

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